SECU 14045005 SSION



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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 51081 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Westfield Investment Group, Inc.**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1255 Corporate Center Drive, Suite 200
(No. and Street)

| Monterey Park | California | 91754 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ward T. Nishida — (323) 264-2516
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

| 9221 Corbin Avenue, Suite 170 | Northridge | California | 91324 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Ward T. Nishida, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westfield Investment Group, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California.
County of Los Angeles
Subscribed and sworn to (or affirmed) before me on this 30 day of January, 2014 by Ward Nishida proved to me on the basis of satisfactory evidences to be the person who appeared before me.

[signature]
Notary Public

[signature: Ward T. Nishida]
Signature

PRESIDENT
Title

LILLY SOONG-LIN
Commission # 1953801
Notary Public - California
Los Angeles County
My Comm. Expires Oct 22, 2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

## Independent Auditor's Report

Board of Directors
Westfield Investment Group, Inc.:

### Report on the Financial Statements

We have audited the accompanying statement of financial condition of Westfield Investment Group, Inc. (the Company) as of December 31, 2013, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

#### *Management's Responsibility for the Financial Statements*

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

#### *Auditor's Responsibility*

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
*phone* 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

***Opinion***

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westfield Investment Group, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

***Other Matter***

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 27, 2014

**Westfield Investment Group, Inc.**
**Statement of Financial Condition**
**December 31, 2013**

## Assets

| | | |
|---|---|---|
| Cash | $ | 180,974 |
| Commissions receivable | | 10,587 |
| Investments, at market value | | 149,979 |
| Property and equipment, net | | 1,237 |
| Other assets | | 9,263 |
| **Total assets** | $ | 352,040 |

## Liabilities and Stockholders' Equity

**Liabilities**

| | | |
|---|---|---|
| Accounts payable and accrued expenses | $ | 8,442 |
| Payroll taxes payable | | 8,041 |
| **Total liabilities** | | 16,483 |
| Commitments and contingencies | | |

**Stockholders' equity**

| | | |
|---|---|---|
| Common stock, no par value, 100,000 shares authorized, 6,000 shares issued and outstanding | | 60,000 |
| Retained earnings | | 438,057 |
| Treasury stock | | (162,500) |
| **Total stockholders' equity** | | 335,557 |
| **Total liabilities and stockholders' equity** | $ | 352,040 |

*The accompanying notes are an integral part of these financial statements.*

**Westfield Investment Group, Inc.**
**Statement of Income**
**For the Year Ended December 31, 2013**

| | | |
|---|---|---|
| **Revenues** | | |
| Commissions | $ | 231,090 |
| Interest income | | 2,205 |
| Other income | | 13,211 |
| Net investment gains (losses) | | 15,866 |
| **Total revenues** | | 262,372 |
| **Expenses** | | |
| Employee compensation and benefits | | 171,151 |
| Occupancy and equipment rental | | 26,450 |
| Professional fees | | 12,599 |
| Other operating expenses | | 16,246 |
| **Total expenses** | | 226,446 |
| **Net income (loss) before income tax provision** | | 35,926 |
| **Income tax provision** | | 1,079 |
| **Net income (loss)** | $ | 34,847 |

*The accompanying notes are an integral part of these financial statements.*

**Westfield Investment Group, Inc.**
**Statement of Changes in Stockholders' Equity**
**For the Year Ended December 31, 2013**

| | Common Stock | Retained Earnings | Treasury Stock | Total |
|---|---|---|---|---|
| **Balance at December 31, 2012** | $ 60,000 | $ 403,210 | $ (162,500) | $ 300,710 |
| Net income (loss) | - | 34,847 | - | 34,847 |
| **Balance at December 31, 2013** | $ 60,000 | $ 438,057 | $ (162,500) | $ 335,557 |

*The accompanying notes are an integral part of these financial statements.*

**Westfield Investment Group, Inc.**
**Statement of Cash Flows**
**For the Year Ended December 31, 2013**

| | | |
|---|---|---|
| **Cash flow from operating activities:** | | |
| Net income (loss) | | $ 34,847 |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: | | |
| Depreciation expense | $ 243 | |
| (Increase) decrease in assets: | | |
| Commissions receivable | 10,568 | |
| Investments, at market value | (17,078) | |
| Other assets | (6,190) | |
| Increase (decrease) in liabilities: | | |
| Accounts payable and accrued expenses | (1,666) | |
| Payroll taxes payable | (7,439) | |
| Total adjustments | | (21,562) |
| **Net cash provided by (used in) operating activities** | | 13,285 |
| **Cash flow from investing activities:** | | |
| Purchase of equipment | (709) | |
| **Net cash provided by (used in) in investing activities** | | (709) |
| **Net cash provided by (used in) financing activities** | | - |
| **Net increase (decrease) in cash** | | 12,576 |
| **Cash at beginning of year** | | 168,398 |
| **Cash at end of year** | | $ 180,974 |
| **Supplemental disclosure of cash flow information:** | | |
| Cash paid during the year for: | | |
| Interest | $ - | |
| Income taxes | $ 7,300 | |

*The accompanying notes are an integral part of these financial statements.*

**Westfield Investment Group, Inc.**
**Notes to Financial Statements**
**December 31, 2013**

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*General*

Westfield Investment Group, Inc. (the "Company") was incorporated in the State of California on April 4, 1998. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including mutual fund retailing on an application or wire basis.

*Summary of Significant Accounting Policies*

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

The Company has adopted FASB ASC 320, Investments — Debt and Equity Securities. As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

Advertising costs are expensed as incurred. For the year ended December 31, 2013, advertising expense was $3,800.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

## Note 2: INVESTMENTS, AT MARKET VALUE

Investments, at market value consist of restricted corporate stocks. As discussed in Note 1, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. At December 31, 2013, these securities are carried at their fair market value of $149,979. The accounting for the mark-to-market on proprietary account is included in the Statement of Income as net investment gains of $15,866.

## Note 3: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

| | | Useful Life |
|---|---|---|
| Office Furniture & Fixtures | $ 31,225 | 5 |
| Total cost of property and equipment | 31,225 | |
| Less: accumulated depreciation | (29,988) | |
| Property and equipment, net | $ 1,237 | |

Depreciation expense for the year ended December 31, 2013 was $243.

## Note 4: INCOME TAXES

The provision for income tax expense (benefit) is composed of the following:

| | Current | Deferred | Total |
|---|---|---|---|
| Federal | $ 2,605 | $ (2,082) | $ 523 |
| State | 1,684 | (1,128) | 556 |
| Total income tax expense (benefit) | $ 4,289 | $ (3,210) | $ 1,079 |

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2013, the IRS has not proposed any adjustment to the Company's tax position.

## Note 5: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT

On January 1, 2009, the Company adopted FASB ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices in an active market for identical assets or liabilities;

Level 2 - Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant value drivers are observable;

Level 3 - Assets and liabilities whose significant value drivers are unobservable.

## Note 5: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT (Continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2013:

| Assets | Fair Value | Level 1 Inputs | Level 2 Inputs | Level 3 Inputs |
|---|---|---|---|---|
| Investments, at market value | $ 149,979 | $ 149,979 | $ - | $ - |
| **Total** | $ 149,979 | $ 149,979 | $ - | $ - |

## Note 6: RELATED PARTY TRANSACTIONS

The Company has an agreement with an entity affiliated through common ownership whereby during the year ended December 31, 2013, the Company incurred $5,985 for accounting services. The Company also shares an office space with this affiliate. For the year ended December 31, 2013, The Company received $12,000 in rental income from this affiliate.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

## Note 7: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

## Note 8: COMMITMENTS AND CONTINGENCIES

*Commitments*

The Company has a non-cancelable operating lease for office space that expires in July 31, 2017. The lease provides for yearly increases. The office lease is appoximately $2,200 monthly.

**Note 8: COMMITMENTS AND CONTINGENCIES (Continued)**

At December 31, 2013, the minimum annual payments are as follows:

| | | |
|---|---|---|
| Year Ending December 31, | | |
| 2014 | $ | 26,863 |
| 2015 | | 27,511 |
| 2016 | | 28,160 |
| 2017 | | 16,647 |
| 2018 & thereafter | | - |
| | | 99,182 |

**Note 9: RECENTLY ISSUED ACCOUNTING STANDARDS**

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs")

For the year ending December 31, 2013, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

| ASU No. | Title | Effective Date |
|---|---|---|
| 2011-05 | Comprehensive Income (Topic 220): Presentation of Comprehensive Income (June 2011). | After December 15, 2011 |
| 2011-11 | Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (December 2011). | After January 1, 2013 |
| 2011-12 | Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 (December 2011) | After December 15, 2011 |

**Note 9: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)**

| | | |
|---|---|---|
| 2013-02 | Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (February 2013) | After December 15, 2013 |
| 2013-11 | Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (July 2013). | After December 15, 2013 |

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

**Note 10: NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2013, the Company had net capital of $302,410 which was $277,410 in excess of its required net capital of $25,000; and the Company's ratio of aggregate indebtedness ($16,483) to net capital was 0.05 to 1, which is less than the 15 to 1 maximum allowed.

**Westfield Investment Group, Inc.**
**Schedule I - Computation of Net Capital Requirements**
**Pursuant to Rule 15c3-1**
**As of December 31, 2013**

| | | |
|---|---|---|
| **Computation of net capital** | | |
| Common stock | $ 60,000 | |
| Retained earnings | 438,057 | |
| Treasury stock | (162,500) | |
| **Total stockholders' equity** | | $ 335,557 |
| Less: Non-allowable assets | | |
| Property and equipment, net | (1,237) | |
| Commission receivable | (9,149) | |
| Other assets | (9,263) | |
| **Total non-allowable assets** | | (19,649) |
| **Net capital before haircuts** | | 315,908 |
| Less: Haircuts on securities | | |
| Haircut on mutual funds | (13,498) | |
| **Total haircuts on securities** | | (13,498) |
| **Net Capital** | | 302,410 |
| **Computation of net capital requirements** | | |
| Minimum net capital requirements | | |
| 6 2/3 percent of net aggregate indebtedness | $ 1,099 | |
| Minimum dollar net capital required | $ 25,000 | |
| Net capital required (greater of above) | | (25,000) |
| **Excess net capital** | | $ 277,410 |
| Ratio of aggregate indebtedness to net capital | 0.05 : 1 | |

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2013.

*See independent auditor's report*

**Westfield Investment Group, Inc.**
**Schedule II - Computation for Determining of Reserve Requirements Pursuant to Rule 15c3-3**
**As of December 31, 2013**

A computation of reserve requirements is not applicable to Westfield Investment Group, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(1).

**Westfield Investment Group, Inc.**
**Schedule III - Information Relating to Possession or Control**
**Requirements Pursuant to Rule 15c3-3**
**As of December 31, 2013**

Information relating to possession or control requirements is not applicable to Westfield Investment Group, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(1).

**Westfield Investment Group, Inc.**

**Supplementary Accountant's Report**

**on Internal Accounting Control**

**Report Pursuant to Rule 17a-5**

**For the Year Ended December 31, 2013**

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Westfield Investment Group, Inc.:

In planning and performing our audit of the financial statements of Westfield Investment Group, Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



9221 Corbin Avenue, Suite 170, Northridge, California 91324
*phone* 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Control deficiencies are noted below under material weaknesses.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

> The size of the business and the resultant limited number of employees imposes the practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 27, 2014